EXHIBIT 12.1
ASPECT MEDICAL SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Three Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	March 31,	June 30,
	2002 (1)	2003 (2)	2004	2005	2006	2007	2007

Income (loss) before provision (benefit) for income taxes	$(15,301)	$(6,443)	$384	$8,565	$9,198	$1,093	$3,370
Add — fixed charges	475	420	348	312	326	109	221

Income (loss) before taxes and fixed charges	(14,826)	(6,023)	732	8,877	9,524	1,202	3,591

Fixed charges:

Interest expense	243	199	106	52	3	—	115
Estimated interest component of rental expense	232	221	242	260	323	109	106

Total	$475	$420	$348	$312	$326	$109	$221

Ratio of earnings before taxes and fixed charges, to fixed charges	—	—	2.10	28.45	29.21	11.03	16.25

(1)	As a result of the loss in the fiscal year ended December 31, 2002, we were unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $15.3 million.

(2)	As a result of the loss in the fiscal year ended December 31, 2003, we were unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $6.4 million.